UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN BANK, NATIONAL ASSOCIATION

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Bank, National Association

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors, Plan Administrator, and Participants

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 30, 2023

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2022	2021
Assets:
Investments, at fair value	$5,902,366	$7,203,787
Notes receivable from participants	60,828	97,807
Non-interest-bearing cash	558	3,041
Total assets	5,963,752	7,304,635

Liabilities:
Excess contributions payable	2,130	11,801
Total liabilities	2,130	11,801

Net assets available for benefits	$5,961,622	$7,292,834

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2022
Investment income (loss):
Net depreciation in fair value of investments	$(1,226,259)
Dividend income	44,487
Total investment loss	(1,181,772)

Interest income on notes receivable from participants	3,112

Contributions:
Participants	364,067
Employer	120,371
Total contributions	484,438
Total reductions	(694,222)

Deductions:
Benefits paid to participants	632,640
Administrative and other expense	4,350
Total deductions	636,990

Net decrease in net assets available for benefits	(1,331,212)

Net assets available for benefits, beginning of year	7,292,834

Net assets available for benefits, end of year	$5,961,622

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”), is a defined contribution plan covering all eligible employees of Malvern Bank, National Association (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants in the Plan should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service with the Employer, measured from the date of hire, provided that they are an eligible employee at the end of that period. The Plan excludes union employees, certain nonresident alien employees, and certain reclassified employees.

For Employer matching contributions, employees must have attained age 18 and completed six months of service with the Employer, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan document. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions (up to $6,500 for 2022). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age (as defined by the Plan document), dies, or becomes permanently disabled. At that time, the participant may receive a lump-sum amount equal to the value of his or her account. If the value of a participant’s account balance does not exceed $1,000, the distribution of the account balance is automatically made to the participant. If such account balance is greater than $1,000, then the participant may elect to defer distribution. However, the Plan administrator will distribute the balance in a lump sum without participant’s consent at the time that distributions must begin under applicable federal law - generally April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminates employment with the Employer. Special rules apply to participants who are deemed to own more than 5% of Malvern Bancorp, Inc.

In the event of hardship and subject to certain restrictions and limitations, as defined by the Plan document, a participant may withdraw his or her vested interest in the portion of his or her account attributable to deferred savings contributions and related earnings.

Notes Receivable from Participants

The Plan permits participants to borrow from their account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined by the Plan administrator at the time the loan is made), will be used as the principal residence of the account holder. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The interest rate range was between 4.25% and 7.25% on existing loans at December 31, 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s contribution and allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the balance of the participant’s account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan Sponsor and partly by participants. A participant's share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Malvern Bancorp, Inc. common stock fund. The rate for administrative expenses for the Plan is determined quarterly based on the following tiered schedule for total assets in the Plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Plan Termination

The Plan Sponsor has expressed an intent to terminate the Plan subject to the provisions of ERISA in connection with a contemplated corporate transaction.  In connection with and contingent upon the termination of the Plan, all participants may elect to have distributions paid directly to the participant or transferred to another eligible retirement plan or individual account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan. No allowances for credit losses have been recorded as of December 31, 2022 and 2021.

Concentration of Credit Risk

As of December 31, 2022 and 2021, the Plan had investments of $2,564,321 and $2,936,762, respectively, that were concentrated in three funds.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recent Accounting Standard

None noted.

3.	Fair Value Measurements

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

●	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

●	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

●

Level 3: includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the year ended December 31, 2022.

●	Common stock: Malvern Bancorp, Inc. common stock is traded on a national exchange and is valued using the last trading price on the last business day of the Plan year.

●	Exchange traded funds: Exchange traded funds are valued at the quoted market price from a national securities exchange.

●

Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the Plan year. These values represent the net asset values (“NAV”) of shares held by the Plan.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Total	Level 1	Level 2	Level 3
Mutual funds	$969,567	$969,567	$—	$—
Exchange traded funds	1,338,309	1,338,309	—	—
Common stock	139,089	139,089	—	—
Common collective trust funds*	3,455,401	—	—	—
Total investments	$5,902,366	$2,446,965	$—	$—

	Assets at Fair Value as of December 31, 2021
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,273,366	$1,273,366	$—	$—
Exchange traded funds	1,832,684	1,832,684	—	—
Common stock	123,166	123,166	—	—
Common collective trust funds*	3,974,571	—	—	—
Total investments	$7,203,787	$3,229,216	$—	$—

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NAV as Fair Value

The common collective trust funds are comprised of units that are not publicly traded.  The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by the fund when readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the funds’ trustee or other inputs principally from or corroborated by observable market data.  The common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

The Plan’s investment in common collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the funds’ trustee based on the current market values of the underlying assets of the common collective trust funds as based on information reported by the investment advisor using the audited financial statements of the common collective trust funds at year end.  The Plan held the following common collective trust funds at December 31, 2022 as described below:

MetLife Gac 2554 CI J Fund – The objective of the MetLife Gac Fund, a common collective trust fund, is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25554 which consists of separately managed investment portfolios directed by Wilmington Trust, N.A.  This fund is a bank collective trust fund for which Wilmington Trust, N.A. serves as the trustee of the fund and maintains ultimate fiduciary authority over the management of, and investments made in, the fund.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

Bell Rock Capital Common Collective Trust Funds – The objective of the Bell Rock Capital Common Collective Trust Funds is to provide asset allocation portfolios for Plan participants. These risk-based models are actively managed and rebalanced to maintain the portfolio’s risk/reward characteristics. MidAtlantic Trust Company manages unitization of selected model strategies subject to the terms of its custodial agreement with the Plan Sponsor. The Plan Sponsor agrees to price and execute trades at the computed net asset value as established by MidAtlantic Trust Company. The unitization formula is comprised of a weighting of the underlying holdings published closing prices and the cash liquidity of the account. The unitization formula adjusts for external cash flows (i.e. purchase/redemption of units), daily accrual of fees, and underlying investment transactions/income. These funds are not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The following table for December 31, 2022 and 2021 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2022
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
MetLife Gac 2554 CI J Fund	$254,877	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	988,581	—	Daily	N/A
Bell Rock Capital, Moderate Fund	745,528	—	Daily	N/A
Bell Rock Capital, Aggressive Fund	150,217	—	Daily	N/A
Bell Rock Capital, Balanced Fund	486,034	—	Daily	N/A
Bell Rock Capital, Capital Preservation Fund	830,164	—	Daily	N/A

	December 31, 2021
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
MetLife Gac 2554 CI J Fund	$287,128	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	1,113,980	—	Daily	N/A
Bell Rock Capital, Moderate Fund	856,042	—	Daily	N/A
Bell Rock Capital, Aggressive Fund	197,174	—	Daily	N/A
Bell Rock Capital, Balanced Fund	553,507	—	Daily	N/A
Bell Rock Capital, Capital Preservation Fund	966,740	—	Daily	N/A

4.	Tax Status

The Plan adopted the Pentegra Services non-standardized defined contribution pre-approved plan which received an opinion letter from the IRS dated June 30, 2020.  The Plan has since been amended, however, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

5.	Party-in-Interest Transactions

At December 31, 2022 and 2021, 2.4% and 1.7%, respectively, of the Plan’s assets were invested in Malvern Bancorp, Inc. common stock.

During 2022, purchases and sales of Malvern Bancorp, Inc. common stock were $0 and $376, respectively. There were no dividends earned on Malvern Bancorp, Inc. common stock in 2022. As of December 31, 2022, and 2021, the Plan owned 7,836 and 7,860 shares of Malvern Bancorp, Inc. common stock, respectively.

In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Employer, who are also participants in the Plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

7.	Subsequent Event

On December 13, 2022, Malvern Bancorp, Malvern Bank and First Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions of the Merger Agreement, Malvern Bancorp will merge with and into First Bank immediately followed by the merger of Malvern Bank with and into First Bank, with First Bank continuing as the surviving corporation in each case (collectively, the “Merger”). The Merger Agreement was unanimously approved by the board of directors of each of First Bank, Malvern Bancorp and Malvern Bank.

At the effective time of the Merger, each share of common stock of Malvern Bancorp will be converted into the right to receive $7.80 in cash and 0.7733 shares of common stock, par value $5.00 per share, of First Bank, subject to adjustment in accordance with the terms of the Merger Agreement if Malvern's adjusted shareholders' equity as of the tenth day prior to the closing of the Merger does not equal or exceed $140,000,000.

The Merger is expected to be completed in the third calendar quarter of 2023. The shareholders of both Malvern Bancorp and First Bank have approved the Merger, but the Merger remains subject to regulatory approval and other customary closing conditions.

Supplemental Schedule

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4(i) of Schedule H to the 2022 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Bell Rock Capital BRC Conserv Fund	Common Collective Trust Fund	*	988,581
	Bell Rock Capital Moderate Fund	Common Collective Trust Fund	*	745,528
	Bell Rock Capital Aggressive Fund	Common Collective Trust Fund	*	150,217
	Bell Rock Capital Balanced Fund	Common Collective Trust Fund	*	486,034
	Bell Rock Capital Preservative Fund	Common Collective Trust Fund	*	830,164
	Fidelity MSCI Consumer Staples ETF	ETF	*	7,849
	Fidelity MSCI Financials ETF	ETF	*	22,351
	Fidelity MSCI Health Care ETF	ETF	*	138,601
	INVESCO QQQ Trust	ETF	*	76,725
	iShares S&P 500 Index ETF	ETF	*	425,834
	IShares 20+ Treasury Bond	ETF	*	31,051
	IShares Russell MidCap Gr ETF	ETF	*	224,278
	iShares Core Div Growth ETF	ETF	*	52,020
**	Malvern Bancorp Inc. Company Stock	Company Stock	*	139,089
	SPDR S&P Emerging Asia Pacific ETF	ETF	*	18,143
	SPDR S&P Aerospace & Defense ETF	ETF	*	80,897
	SPDR S&P Insurance ETF	ETF	*	37,978
	Vanguard FTSE Developed Mkts ETF Shares	Mutual Fund	*	43,470
	Vanguard Consumer Discretion Indx Fd	Mutual Fund	*	119,759
	Vanguard Energy Fund ETF Shares	Mutual Fund	*	5,017
	Vanguard Information Tech Index Fund ETF	ETF	*	44,380
	Vanguard Materials Index Fund ETF Shares	ETF	*	38,768
	Vanguard Real Estate Index Fund ETF Shares	Mutual Fund	*	20,406
	Vanguard Small-Cap Growth Index Fund ETF	ETF	*	121,020
	Vanguard Small-Cap Index Fund ETF Shares	ETF	*	18,414
	WisdomTree Internal SmallCap Div. Fund	Mutual Fund	*	7,776
	Vanguard Small Cap Value Index Fd Admira	Mutual Fund	*	12,004
	Vanguard Mid-Cap Value Index Fund Admira	Mutual Fund	*	12,540
	Metlife Gac 25554 Cl J	Common Collective Trust Fund	*	254,877
	JPMorgan Core Plus Bond Fund Class R6	Mutual Fund	*	22,599
	Lord Abbett Bond Debenture Fund Class I	Mutual Fund	*	174,605
	Vanguard Ultra-Short-Term Bond Fd Admiral	Mutual Fund	*	33,220
	Vanguard Inflation-Protected Securities Fd	Mutual Fund	*	11,227
	American Funds Global Balanced Fd Class R-6	Mutual Fund	*	296
	State Street Target Retirement 2055 Fund Class K	Mutual Fund	*	31,998
	State Street Target Retirement 2050 Fund Class K	Mutual Fund	*	54,459
	State Street Target Retirement 2045 Fund Class K	Mutual Fund	*	44,770
	State Street Target Retirement 2035 Fund Class K	Mutual Fund	*	7,852
	State Street Target Retirement 2020 Fund Class K	Mutual Fund	*	24,432
	State Street Target Retirement 2030 Fund Class K	Mutual Fund	*	281,650
	State Street Target Retirement 2025 Fund Class K	Mutual Fund	*	61,487
**	Participant Loans	Interest rates 4.25% - 7.25%	*	60,828
				5,963,194

*	Cost not required for participant directed investments
**	Party-in-interest

See independent auditor’s report.

EXHIBIT INDEX

Exhibit	Description
Number
23.1	Consent of Wolf & Company, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 30, 2023		Executive Vice President and Chief Financial Officer
Malvern Bank, National Association